SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BayCorp Holdings, Ltd.

(Name of Subject Company (Issuer))

Sloan Acquisition Corp.

Sloan Group Ltd.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

Sloan Group Ltd.

Sloan Acquisition Corp.

6100 Payne Stewart Drive

Windermere, Florida 34786

Attn: Jefferson R. Voss

(407) 876-0024

(Name Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ralph F. MacDonald III

Alston & Bird LLP

1201 W. Peachtree Street

Atlanta, Georgia 30309

(404) 881-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________	Filing Party: ____________________
Form or Registration No.: ____________________	Date Filed: _____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

EXHIBIT INDEX

Exhibit No.

99.1	Press Release dated October 7, 2005